SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    Form 11-K


(Mark One)
[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For The Fiscal Year Ended December 31, 1995

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from    to

Commission file number     0-6547

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: MCI Consumer Markets 401(k) Plan -
          Part I of the MCI Consumer Markets 401(k) and ESOP

     B.   Name of issuer of the  securities  held  pursuant  to the plan and the
          address  of  its  principal   executive  office:   MCI  Communications
          Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                        MCI CONSUMER MARKETS 401(K) PLAN
                                 EIN: 13-2745892
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                        Page(s)
                                                                        -------

Report of Independent Accountants                                            3

Statements of Net Assets Available for Benefits
at December 31, 1995 and 1994                                                4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1995 and 1994                    5,6

Notes to Financial Statements                                             7-42

Additional Information:
         Schedule I.
                  Schedule of Assets Held for
                  Investment Purposes at
                  December 31, 1995                                         43

         Schedule II.
                  Schedule of Reportable
                  Transactions for the year
                  ended December 31, 1995                                   44

Signature                                                                   45

Exhibits:
         23.      Consent of Independent Accountants                        46

         99.      Certification Regarding Certain
                  Investment Arrangements                                   47

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative
Committee of the MCI Consumer Markets 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MCI Consumer Markets 401(k) Plan - Part I of the MCI Consumer Markets 401(k) and ESOP at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Employee Retirement Income Security Act of 1974, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
Washington, D. C.
June 14, 1996

                        MCI CONSUMER MARKETS 401(k) PLAN
                                 EIN: 13-2745892
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                            DECEMBER 31
                                                            -----------
                                                       1995             1994
                                                   -----------       -----------

Value of interest in master trust                  $63,794,793       $38,102,347
                                                   -----------       -----------

Net assets available for benefits                  $63,794,793       $38,102,347
                                                   ===========       ===========





















See accompanying notes to the financial statements.

                        MCI CONSUMER MARKETS 401(k) PLAN
                                 EIN: 13-2745892
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


ADDITIONS
- ---------

Contributions:
  Participants                                                     $ 11,782,088
  Non-cash employer                                                   6,565,128
  Rollovers                                                             835,393
                                                                   ------------
         Total contributions                                         19,182,609
                                                                   ------------

Earnings on investments:
  Interest on participant loans                                         160,175
  Interest on guaranteed investment contracts                           716,230
  Dividends on common stock                                              57,302
  Net gain on disposition of assets                                     574,244
  Unrealized appreciation of assets                                   8,783,448
  Net gain from registered investment companies                       4,988,370
                                                                   ------------
         Total earnings on investments                               15,279,769
                                                                   ------------

         Total additions                                             34,462,378
                                                                   ------------

DEDUCTIONS
- ----------

Participant benefit payments                                          6,277,580

Fees                                                                     28,494
                                                                   ------------

         Net increase                                                28,156,304

Net interplan transfers                                              (2,463,858)

Net assets available for benefits, at
  beginning of year                                                  38,102,347
                                                                   ------------
Net assets available for benefits, at
  end of year                                                      $ 63,794,793
                                                                   ============


See accompanying notes to the financial statements.

                        MCI CONSUMER MARKETS 401(k) PLAN
                                 EIN: 13-2745892
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


ADDITIONS
- ---------

Contributions:
  Participants                                                     $ 10,276,746
  Non-cash employer                                                   5,878,160
  Rollovers                                                             662,020
  Non-cash supplemental                                               3,341,420
                                                                   ------------
         Total contributions                                         20,158,346
                                                                   ------------

Earnings on investments:
  Interest on participant loans                                          79,370
  Interest on guaranteed investment contracts                           539,178
  Dividends on common stock                                              35,672
  Net (loss) on disposition of assets                                  (171,694)
  Unrealized (depreciation) of assets                                (6,068,896)
  Net gain from registered investment companies                         300,674
                                                                   ------------
         Total (losses) on investments                               (5,285,696)
                                                                   ------------

         Total additions                                             14,872,650
                                                                   ------------

DEDUCTIONS
- ----------

Participant benefit payments                                          1,872,131
                                                                   ------------

         Net increase                                                13,000,519

Net interplan transfers                                              (2,968,626)
Net loans                                                                15,302

Net assets available for benefits, at
  beginning of year                                                  28,055,152
                                                                   ------------
Net assets available for benefits, at
  end of year                                                      $ 38,102,347
                                                                   ============


See accompanying notes to the financial statements.

                        MCI CONSUMER MARKETS 401(k) PLAN
                                 EIN: 13-2745892
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                           December 31, 1995 and 1994


NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MCI Consumer Markets 401(k) Plan (the "Plan" or "401(k)") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective January 1, 1993, MCI Consumer Markets 401(k) & ESOP Plan was created. MCI Consumer Markets is a business unit of MCI Telecommunications Corporation ("MCIT"), which is a wholly owned subsidiary of MCI Communications Corporation. The MCI Consumer Markets 401(k) & ESOP is comprised of two parts: Part I is the 401(k) Plan and Part II is a payroll-based employee stock ownership plan. The accompanying financial statements are solely those of Part I, the MCI Consumer Markets 401(k) and are not intended to present the net assets available for benefits or the changes in net assets available for benefits of the MCI Consumer Markets 401(k) & ESOP taken as a whole. MCI Communications Corporation, hereafter known as the Company, separately prepares an annual report on the overall MCI Consumer Markets 401(k) & ESOP which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees upon request.

Effective January 1, 1994, the assets of the MCI Consumer Markets 401(k) were combined with those of the MCI Communications Corporation Retirement Savings Plan ("RSP") into the MCI Communications Corporation Defined Contribution Master Trust ("Master Trust"). This change was made to facilitate the modifications set forth in the paragraphs that follow. Under the terms of the master trust agreement, each plan has a specific interest in all assets and liabilities of the trust.

The Plan is a defined contribution, deferred savings plan and was amended effective January 1, 1994. Under the Plan, employees become eligible to participate upon completion of one year of service with 1,000 hours of service and attainment of age 21. Eligible employees may elect to defer up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by MCIT on behalf of such employees ("Elective Contributions").

Prior to January 1, 1994, employees could defer up to 12% of eligible compensation under the Plan. The first 6% of each participant's Elective Contribution is eligible for an MCIT matching contribution in the form of MCI Communications Corporation Common Stock. Effective January 1, 1994, MCIT's matching contributions were increased from $.50 to $.67 for each eligible dollar of Elective Contributions made to the Plan. MCIT's matching contribution is made biweekly and is determined by the closing price of MCI Communications
Corporation Common Stock on the date posted to the participants' accounts. Participants' Elective Contributions are withheld from their biweekly paychecks and MCIT transfers these contributions to the Plan each pay period. Participants vest in MCIT's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service.

As of January 1, 1994, the investment funds available for elective contributions were increased from four to sixteen funds. Elective Contributions are invested in any of the sixteen investment funds in accordance with participants' instructions. The available investment funds are:

  -  MCI Common Stock Fund

         A fund investing in MCI Communications Corporation Common Stock. These shares of stock are qualified employer securities as defined by ERISA.

  -  EuroPacific Growth Fund

         A long term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund's investment manager is Capital Research and Management Company.

  -  Putnam Voyager Fund

         A long term growth fund invested in a diversified portfolio of two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc.

  -  Dreyfus S&P 500 Stock Index Portfolio

         An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's 500 Composite Stock Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

  -  Putnam Actively Managed Balanced Fund

         A growth and income fund invested in a blend of three Putnam mutual funds: Putnam Vista Fund, The Fund for Growth and Income and Putnam Income Fund. The fund is managed by Putnam Investment Management, Inc. and is subject to the policies established by the funds' Trustees.

  -  Scudder Income Fund

         An income fund invested primarily in high-grade corporate bonds, convertible bonds and government securities. The fund's investment management firm is Scudder, Stevens & Clark, Inc. They manage the fund's daily investment and business affairs subject to the policies established by the Board of Trustees of Scudder, Stevens & Clark, Inc.

  -  Putnam OTC Emerging Growth Fund

         A growth and income fund invested primarily in "emerging growth" stocks traded in the over-the-counter (OTC) market. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam New Opportunities Fund

         A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Vista Fund

         A growth fund invested primarily in  well-researched  growth stocks  of
         medium-sized   companies.   Putnam   Investment  Management, Inc. makes
         the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Investors Fund

         A growth fund invested primarily in high-quality, domestic, common stocks. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  The Putnam Fund for Growth and Income

         A growth and income fund invested primarily in income-producing stocks, i.e. stocks that pay high dividends. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Convertible Income-Growth Trust

         An income and growth fund invested primarily in convertible bonds and convertible preferred stocks, but may also invest in common stock and other nonconvertible securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam High Yield Advantage Fund

         An income fund invested primarily in lower rated bonds ("junk bonds"). Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Global Government Income Trust

         A non-diversified income fund invested principally in debt securities of foreign or U.S. governmental entities, including supranational issuers. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Diversified Income Trust

         An income fund invested primarily in U.S. government, high yield and international fixed income securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Stable Asset Fund

         The fund consists primarily of guaranteed investment contracts (GICs) issued by insurance companies and contracts with other financial institutions that offer fixed interest rates on investments. This fund was formerly known as the Long-Term Fixed Income Fund. The fund seeks to maintain a constant book value of $1.00 per share. The guaranteed rates of interest range from 5.6% to 9.1% at December 31, 1995.

         The following guaranteed investment contracts were held individually by the Master Trust as of December 31:

                                                Contract Value
                                                --------------
                                                                      Contract
                                              1995          1994        Rate
                                              ----          ----        ----
        Aetna Life Insurance              $ 19,041,899  $ 17,859,506    6.63%

        Allstate Life Insurance              6,113,549     5,772,945    5.90%

        John Hancock Mutual Life Insurance  13,198,728    12,215,389    8.05%

        Metropolitan Life Insurance         13,623,754    12,503,446    8.96%

        New York Life Insurance              8,281,679     7,753,634    6.82%

        New York Life Insurance              5,369,604             0    8.08%

        Peoples Security Insurance Company   7,400,229     7,318,368    5.72%

        Peoples Security Insurance Company   5,219,396     5,242,046    5.86%

        Principal Mutual Life Insurance     14,445,534    19,764,398    9.10%

        Prudential Life Insurance            5,634,458     4,975,399    7.00%

        TransAmerica Life Insurance          3,426,163     5,139,244    5.60%

        TransAmerica Life Insurance          2,543,520             0    7.25%

     The cumulative rate was 7.26% and 7.49% for the years ended December 31, 1995 and 1994, respectively.

     This fund also includes investment in the Mellon Bank Temporary Investment Fund (TIF) to satisfy any liquidity needs and also serves as a temporary account to hold funds from maturing interests.

Effective July 1, 1995, the Plan decreased the number of investment options to seven funds. Participants with balances in the funds that were eliminated were allowed to reallocate their fund balances into the seven remaining funds. The available investment funds after July 1, 1995 are:

  -  MCI Common Stock Fund

  -  EuroPacific Growth Fund

  -  Putnam Voyager Fund

  -  Dreyfus S&P 500 Stock Index Portfolio

  -  Putnam New Opportunities Fund

  -  Stable Asset Fund;

these six funds are described above, and the

  -  Putnam Balanced Retirement Fund

         A growth and income fund invested in a diversified portfolio of equity and debt securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of MCI Common Stock Fund which is recorded on a per share basis. The Plan is processed on a daily valuation basis. Prior to January 1, 1994, all funds, with the exception of the MCI Common Stock Fund, were tracked on a dollar valuation basis and were processed on a monthly valuation basis.

Participants may transfer all or part of the balance in their Elective Contributions and related earnings from one fund to another once each calendar month. Participants may reallocate their matching contributions balance that is 100% vested as of the prior year end once per Plan Year. Participants may change the allocation of their future contributions among funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

In accordance with the terms of the Plan, MCIT is entitled to make a supplemental contribution to the Plan, either in cash or shares of the Company's Common Stock, in amounts as determined by MCIT's Board of Directors. The supplemental contributions are allocated among Plan participants at the end of each Plan year based on their eligible compensation. Participants become vested in their share of the supplemental contribution at the rate of 20% per year of credited service. There were no supplemental contributions made during the year ended December 31, 1995. During the year ended December 31, 1994, a supplemental contribution of 1.87% of the eligible compensation of all employees who had fulfilled the eligibility requirements for the Plan was made. This contribution in the amount of $3,341,420, was made in the form of 146,073 shares of the Company's Common Stock.

The Plan allows participants to borrow up to one-half of their vested account balances (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Effective January 1, 1995, the Plan charges a $30 origination fee for loans. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in THE WALL STREET JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full by a cashier's or certified check. During the Plan years ended December 31, 1995 and 1994, $2,052,500 and $1,744,248 in loans were disbursed and principal repayments of $997,674 and $488,556, respectively, were made.

Certain participants have the right to diversify a portion of their account in the Employee Stock Ownership Plan (ESOP), Part II of the MCI Consumer Markets
401(k) & ESOP and transfer a portion of their account to the 401(k). Participants in the ESOP, who have attained at least 55 years of age and have been a member of the ESOP for at least ten years, are eligible to diversify under these provisions. There were no ESOP diversifications to the 401(k) during 1995 and 1994. In addition to ESOP diversification, during 1995, 19,130 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $456,683 were transferred from the Employer Matching Contributions accounts to the Elective Contributions accounts pursuant to these provisions.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of MCIT. However, the account balance of a participant's

Elective Contributions may be withdrawn prior to termination of employment if the participant can demonstrate an economic hardship (as defined in the Plan). Upon termination of employment, a participant receives all vested assets in his individual account. Non-vested portions of a terminated participant's account are forfeited and used to offset future MCIT matching contributions. Effective January 1, 1995, participants who terminate employment and elect to keep their funds in the plan are charged a $20 annual account maintenance fee. The Plan was amended effective January 24, 1995, to provide for the distribution in a lump sum of terminated participant accounts with a vested balance of less than $3,500. This distribution occurs no sooner than six months after the participant's termination of employment date. As of December 31, 1995 and 1994, forfeitures included in the Plan were $655,370 and $143,283, respectively, which included 23,585 and 6,159 forfeited shares of MCI Communications Corporation Common Stock, at year-end fair market values of $616,158 and $113,172, respectively.

The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. MCIT is the plan administrator and has appointed an Administrative Committee to administer the Plan. The Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam Investments, Inc. MCIT reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. MCIT has not expressed any intention to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investments, Inc. mutual funds, and a Mellon Bank mutual fund and collective trust account are party-in-interest investments.


NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of the Company's Common Stock to participants is at the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value to the Plan of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchase and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. During 1995, the Plan adopted American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Defined contribution plans should report fully-benefit responsive investment contracts at contract value, which may or may not be equal to fair value, and all other investment contracts at fair value. All guaranteed investment contracts held by the Plan at December 31, 1995, were fully-benefit responsive, and therefore are valued at contract value.

Participant loans are valued at cost which approximates fair value.

Administrative expenses of the Plan are paid by the Company.


NOTE 3 - MASTER TRUST

Effective January 1, 1994, MCI Communications Corporation established the MCI Communications Corporation Defined Contribution Master Trust (the "Master Trust"), for the purpose of facilitating modifications to the Plan. The Master Trust is intended to be a tax-exempt trust within the meaning of Section 501(a) of the Internal Revenue Code. The administration of the

Master Trust is the responsibility of the trustee. All Plan investments are included in the Master Trust.

The Master Trust consists of a pool of individual investments in which the RSP and the Plan have a shared participation through Master Trust units. Net assets and net investment gains and losses are allocated to each participating plan based on units of participation held by the respective plans. Each unit represents a proportionate, specific interest in the Master Trust. The Plan had a specific interest in the Master Trust of $63,794,793 and $38,102,347 representing approximately 11% and 10% of the net assets of the Master Trust as of December 31, 1995 and 1994, respectively.

The fund information below presents the percentage interest of each plan in the Master Trust using specific identification:


                                                                                      Percentage Interest
                                               Master Trust                           -------------------
         Plan Name                          Investment Account                        12/31/95       12/31/94
- ---------------------            ----------------------------------                   --------       --------

MCI Communications               EuroPacific Growth Fund                                87.35%          89.12%
  Corporation                    Putnam Balanced Fund                                    0.00%          89.02%
  Retirement Savings             Scudder Income Fund                                     0.00%          89.78%
  Plan                           Dreyfus S&P 500 Stock Index                            88.43%          88.08%
  EIN: 52-0886267                Putnam Growth & Income                                  0.00%          88.94%
                                 Putnam Investors Fund                                   0.00%          92.62%
                                 Putnam Vista Fund                                       0.00%          91.62%
                                 Putnam Voyager Fund                                    92.20%          92.79%
                                 Putnam Convertible Income-Growth                        0.00%          93.25%
                                 Putnam High Yield Advantage                             0.00%          90.68%
                                 Putnam Global Gov't Income                              0.00%          91.76%
                                 Putnam OTC Emerging Growth                              0.00%          92.09%
                                 Putnam Diversified Income                               0.00%          86.85%
                                 Stable Asset Fund                                      90.52%          89.64%
                                 Putnam New Opportunities                               88.39%          91.81%
                                 Putnam Balanced Retirement                             87.94%           0.00%
                                 MCI Common Stock                                       88.40%          89.95%
                                 Participant Loans                                      87.88%          88.55%

MCI Consumer Markets             EuroPacific Growth Fund                                12.65%          10.88%
  401(k) Plan                    Putnam Balanced Fund                                    0.00%          10.98%
  EIN: 13-2745892                Scudder Income Fund                                     0.00%          10.22%
                                 Dreyfus S&P 500 Stock Index                            11.57%          11.92%
                                 Putnam Growth & Income                                  0.00%          11.06%
                                 Putnam Investors Fund                                   0.00%           7.38%
                                 Putnam Vista Fund                                       0.00%           8.38%
                                 Putnam Voyager Fund                                     7.80%           7.21%
                                 Putnam Convertible Income-Growth                        0.00%           6.75%
                                 Putnam High Yield Advantage                             0.00%           9.32%
                                 Putnam Global Gov't Income                              0.00%           8.24%
                                 Putnam OTC Emerging Growth                              0.00%           7.91%
                                 Putnam Diversified Income                               0.00%          13.15%
                                 Stable Asset Fund                                       9.48%          10.36%
                                 Putnam New Opportunities                               11.61%           8.19%
                                 Putnam Balanced Retirement                             12.06%           0.00%
                                 MCI Common Stock Fund                                  11.60%          10.05%
                                 Participant Loans                                      12.12%          11.45%

The following pages present the net assets available for benefits and changes in net assets available for benefits for the Master Trust in which the Plan and RSP participate.



                                    MCI COMMUNICATIONS CORPORATION
                                   DEFINED CONTRIBUTION MASTER TRUST
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1995

                                                               EuroPacific     Dreyfus       Putnam        Stable
                                                                 Growth        S&P 500       Voyager        Asset
                                                                  Fund       Stock Index      Fund          Fund
              ASSETS                                          ------------- ------------- ------------- -------------
              ------
Contribution receivables:
  Employee                                                    $     14,237  $     22,898  $     46,507  $     40,196
  Employer                                                               0             0             0             0
                                                              ------------- ------------- ------------- -------------
    Total contribution receivables                                  14,237        22,898        46,507        40,196


Non-interest bearing cash                                            1,652        72,460        88,919       144,577

Other receivables                                                  258,009       334,968        60,967         1,478

Investments, at fair value:
  Common stock                                                           0             0             0             0
  Common/collective trusts                                              14        12,491         1,703     1,584,427
  Registered investment companies                               14,850,336    58,410,869*  107,447,827*            0
  Participant loans                                                      0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                               0             0             0   104,298,513*
                                                              ------------- ------------- ------------- -------------
Total assets                                                    15,124,248    58,853,686   107,645,923   106,069,191
                                                              ------------- ------------- ------------- -------------
            LIABILITIES
            -----------
Operating payables                                                 258,009       334,957        88,909        25,089
                                                              ------------- ------------- ------------- -------------

Net assets available for benefits                             $ 14,866,239  $ 58,518,729  $107,557,014  $106,044,102
                                                              ============= ============= ============= =============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan                  $ 12,985,468  $ 51,748,402  $ 99,167,158  $ 95,991,937
  MCI Consumer Markets 401(k) Plan                               1,880,771     6,770,327     8,389,856    10,052,165
                                                              ------------- ------------- ------------- -------------
Total                                                         $ 14,866,239  $ 58,518,729  $107,557,014  $106,044,102
                                                              ============= ============= ============= =============


*  Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1995

                                                       Putnam        Putnam         MCI
                                                        New         Balanced      Common     Participant
                                                   Opportunities   Retirement      Stock        Loans         Total
        ASSETS                                     ------------- ------------- ------------- ------------ -------------
        ------
Contribution receivables:
  Employee                                         $     26,865  $     19,313  $     51,919  $         0  $    221,935
  Employer                                                    0             0       126,693            0       126,693
                                                   ------------- ------------- ------------- ------------ -------------
    Total contribution receivables                       26,865        19,313       178,612            0       348,628


Non-interest bearing cash                                     0             0             0            0       307,608

Other receivables                                        17,119       177,650             0            0       850,191

Investments, at fair value:
  Common stock                                                0             0   246,431,822*           0   246,431,822
  Common/collective trusts                                1,395         1,213        22,393            0     1,623,636
  Registered investment companies                    28,406,193    19,099,867             0            0   228,215,092
  Participant loans                                           0             0             0   20,447,333    20,447,333

Investments, at contract value:
  Value of guaranteed investment contracts                    0             0             0            0   104,298,513
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                         28,451,572    19,298,043   246,632,827   20,447,333   602,522,823
                                                   ------------- ------------- ------------- ------------ -------------
        LIABILITIES
        -----------
Operating payables                                            0       193,585             0            0       900,549
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $ 28,451,572  $ 19,104,458  $246,632,827  $20,447,333  $601,622,274
                                                   ============= ============= ============= ============ =============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan       $ 25,147,778  $ 16,800,069  $218,017,594  $17,969,075  $537,827,481
  MCI Consumer Markets 401(k) Plan                    3,303,794     2,304,389    28,615,233    2,478,258    63,794,793
                                                   ------------- ------------- ------------- ------------ -------------
Total                                              $ 28,451,572  $ 19,104,458  $246,632,827  $20,447,333  $601,622,274
                                                   ============= ============= ============= ============ =============


*  Investment represents 5% or more of the Trust's net assets.


                                    MCI COMMUNICATIONS CORPORATION
                                   DEFINED CONTRIBUTION MASTER TRUST
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994


                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
              ASSETS                            ----------- ----------- ----------- ------------ ----------- ---------
              ------
Contribution receivables:
  Employee                                      $   10,921  $    6,530  $    3,005  $    21,810  $    2,677  $    640
  Employer                                               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contribution receivables                  10,921       6,530       3,005       21,810       2,677       640


Other receivables                                    8,777       5,944           0       30,605         348       182

Investments, at fair value:
  Common stock                                           0           0           0            0           0         0
  Common/collective trusts                               0           0           0          125           0         0
  Registered investment companies                6,427,590   3,512,185   1,874,242   36,015,159*  1,909,296   430,005
  Participant loans                                      0           0           0            0           0         0

Investments, at contract value:
  Value of guaranteed investment contracts               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total assets                                     6,447,288   3,524,659   1,877,247   36,067,699   1,912,321   430,827
                                                ----------- ----------- ----------- ------------ ----------- ---------
            LIABILITIES
            -----------
Operating payables                                       0           0       5,764            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------

Net assets available for benefits                6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan    $5,746,106  $3,137,589  $1,680,310  $31,769,787  $1,700,841  $399,028
  MCI Consumer Markets 401(k) Plan                 701,182     387,070     191,173    4,297,912     211,480    31,799
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total                                           $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========

*  Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
              ASSETS                           --------- ------------ ------------- ---------- ------------ ------------
              ------
Contribution receivables:
  Employee                                     $  1,016  $    33,483  $        916  $     460  $       407  $     3,470
  Employer                                            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contribution receivables                1,016       33,483           916        460          407        3,470


Other receivables                                16,940       53,553         3,967          0          492        7,382

Investments, at fair value:
  Common stock                                        0            0             0          0            0            0
  Common/collective trusts                            0        1,588             0          0            0            0
  Registered investment companies               970,118   62,645,356*      709,251    419,598      212,661    3,032,240
  Participant loans                                   0            0             0          0            0            0

Investments, at contract value:
  Value of guaranteed investment contracts            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Total assets                                    988,074   62,733,980       714,134    420,058      213,560    3,043,092
                                               --------- ------------ ------------- ---------- ------------ ------------
            LIABILITIES
            -----------
Operating payables                                    0            0             0      3,944            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------

Net assets available for benefits              $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan   $905,290  $58,211,117  $    665,896  $ 377,317  $   195,954  $ 2,802,380
  MCI Consumer Markets 401(k) Plan               82,784    4,522,863        48,238     38,797       17,606      240,712
                                               --------- ------------ ------------- ---------- ------------ ------------
Total                                          $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============

*  Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                Putnam       Stable        Putnam          MCI
                                              Diversified     Asset          New         Common     Participant
                                                Income        Fund      Opportunities     Stock        Loans         Total
        ASSETS                                ----------- ------------- ------------- ------------- ------------ -------------
        ------
Contribution receivables:
  Employee                                    $      344  $     50,801  $      2,896  $     58,178  $         0  $    197,554
  Employer                                             0             0             0       117,255            0       117,255
                                              ----------- ------------- ------------- ------------- ------------ -------------
    Total contribution receivables                   344        50,801         2,896       175,433            0       314,809


Other receivables                                  3,936         1,893             0             7            0       134,026

Investments, at fair value:
  Common stock                                         0             0             0   146,194,183*           0   146,194,183
  Common/collective trusts                             0     1,406,194             0         4,390            0     1,412,297
  Registered investment companies                359,063             0     4,615,388             0            0   123,132,152
  Participant loans                                    0             0             0             0   15,941,326    15,941,326

Investments, at contract value:
  Value of guaranteed investment contracts             0    98,544,375*            0             0            0    98,544,375
                                              ----------- ------------- ------------- ------------- ------------ -------------
Total assets                                     363,343   100,003,263     4,618,284   146,374,013   15,941,326   385,673,168
                                              ----------- ------------- ------------- ------------- ------------ -------------
        LIABILITIES
        -----------
Operating payables                                     0             0           271             0            0         9,979
                                              ----------- ------------- ------------- ------------- ------------ -------------

Net assets available for benefits             $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                              =========== ============= ============= ============= ============ =============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan  $  315,561  $ 89,640,220  $  4,239,947  $131,656,672  $14,116,827  $347,560,842
  MCI Consumer Markets 401(k) Plan                47,782    10,363,043       378,066    14,717,341    1,824,499    38,102,347
                                              ----------- ------------- ------------- ------------- ------------ -------------
Total                                         $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                              =========== ============= ============= ============= ============ =============

*  Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                             EuroPacific    Putnam       Scudder     Dreyfus      Putnam     Putnam      Putnam
                                               Growth      Balanced      Income      S&P 500     Growth &   Investors     Vista
                                                Fund         Fund         Fund     Stock Index    Income      Fund        Fund
ADDITIONS                                    ------------ ------------ ----------- ------------ ----------- ---------- -----------
- ---------
Contributions:
  Participants                               $ 5,251,972  $ 1,248,922  $  577,090  $ 8,827,241  $  565,945  $ 123,673 $   243,681
  Non-cash employer                                    0            0           0            0           0          0           0
  Rollovers                                      791,446      241,301     119,561      745,493     227,021     37,701      90,302
  Transfers from ESOP                             66,721            0           0       54,377           0          0           0
                                             ------------ ------------ ----------- ------------ ----------- ---------- -----------
    Total contributions                        6,110,139    1,490,223     696,651    9,627,111     792,966    161,374     333,983
                                             ------------ ------------ ----------- ------------ ----------- ---------- -----------
Earnings on investments:
  Interest on participant loans                        0            0           0            0           0          0           0
  Interest on guaranteed investment contracts          0            0           0            0           0          0           0
  Dividends on common stock                            0            0           0            0           0          0           0
  Net gain on disposition of assets                    0            0           0            0           0          0           0
  Unrealized appreciation of assets                    0            0           0            0           0          0           0
  Net gain from registered investment
    companies                                  1,280,651      710,463     247,679   14,536,948     432,773    109,244     208,851
                                             ------------ ------------ ----------- ------------ ----------- ---------- -----------
    Total earnings on investments              1,280,651      710,463     247,679   14,536,948     432,773    109,244     208,851
                                             ------------ ------------ ----------- ------------ ----------- ---------- -----------
Total additions                                7,390,790    2,200,686     944,330   24,164,059   1,225,739    270,618     542,834

DEDUCTIONS
- ----------
Participant benefit payments                     530,494      195,674      79,766    2,450,337      61,244     10,369      24,012

Fees                                               3,587          920         440       11,812         340        130         168
                                             ------------ ------------ ----------- ------------ ----------- ---------- -----------
Net increase                                   6,856,709    2,004,092     864,124   21,701,910   1,164,155    260,119     518,654

Transfers from (to):
  Other master trust investment accounts       1,567,927   (5,496,998) (2,728,202)   1,451,525  (3,060,910)  (678,260) (1,514,509)
  Net loans                                       (5,685)     (31,753)     (7,405)    (710,327)    (15,566)   (12,686)      7,781
  Western Union International Collectively
    Bargained Plan                                     0            0           0        7,922           0          0           0

Net assets available for benefits, at
  beginning of year                            6,447,288    3,524,659   1,871,483   36,067,699   1,912,321    430,827     988,074
                                             ------------ ------------ ----------- ------------ ----------- ---------- -----------
Net assets available for benefits, at
  end of year                                $14,866,239  $         0  $        0  $58,518,729  $        0  $       0  $        0
                                             ============ ============ =========== ============ =========== ========== ===========


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                               Putnam        Putnam       Putnam      Putnam       Putnam      Putnam
                                               Voyager     Convertible  High Yield Global Gov't OTC Emerging Diversified
                                                Fund      Income-Growth  Advantage    Income       Growth      Income
ADDITIONS                                   ------------- ------------- ---------- ------------ ------------ -----------
- ---------
Contributions:
  Participants                              $ 16,872,907  $    198,879  $ 130,518  $    60,923  $ 1,036,061  $   81,012
  Non-cash employer                                    0             0          0            0            0           0
  Rollovers                                    1,286,559        59,077     25,654        7,986      189,639      26,713
  Transfers from ESOP                             81,661             0          0            0            0           0
                                            ------------- ------------- ---------- ------------ ------------ -----------
    Total contributions                       18,241,127       257,956    156,172       68,909    1,225,700     107,725
                                            ------------- ------------- ---------- ------------ ------------ -----------
Earnings on investments:
  Interest on participant loans                        0             0          0            0            0           0
  Interest on guaranteed investment contracts          0             0          0            0            0           0
  Dividends on common stock                            0             0          0            0            0           0
  Net gain on disposition of assets                    0             0          0            0            0           0
  Unrealized appreciation of assets                    0             0          0            0            0           0
  Net gain from registered investment
    companies                                 28,079,036       107,684     57,739       16,807      663,984      40,082
                                            ------------- ------------- ---------- ------------ ------------ -----------
     Total earnings on investments            28,079,036       107,684     57,739       16,807      663,984      40,082
                                            ------------- ------------- ---------- ------------ ------------ -----------
Total additions                               46,320,163       365,640    213,911       85,716    1,889,684     147,807

DEDUCTIONS
- ----------
Participant benefit payments                   5,020,074        12,105     17,737        4,797      109,631      19,295

Fees                                              21,203           239        136           42          646          58
                                            ------------- ------------- ---------- ------------ ------------ -----------
Net increase                                  41,278,886       353,296    196,038       80,877    1,779,407     128,454

Transfers from (to):
  Other master trust investment accounts       4,780,658    (1,045,665)  (611,710)    (296,290)  (4,812,448)   (485,856)
  Net loans                                   (1,268,072)      (21,765)      (442)       1,853      (10,051)     (5,941)
  Western Union International Collectively
    Bargained Plan                                31,562             0          0            0            0           0

Net assets available for benefits, at
  beginning of year                           62,733,980       714,134    416,114      213,560    3,043,092     363,343
                                            ------------- ------------- ---------- ------------ ------------ -----------
Net assets available for benefits, at
  end of year                               $107,557,014  $          0  $       0  $         0  $         0  $        0
                                            ============= ============= ========== ============ ============ ===========


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                 Stable        Putnam         Putnam         MCI
                                                  Asset          New         Balanced      Common      Participant
                                                  Fund      Opportunities   Retirement      Stock         Loans         Total
ADDITIONS                                     ------------- ------------- ------------- ------------- ------------- -------------
- ---------
Contributions:
  Participants                                $ 11,915,844  $  5,436,882  $  3,080,954  $ 15,451,668  $          0  $ 71,104,172
  Non-cash employer                                      0             0             0    38,743,079             0    38,743,079
  Rollovers                                      1,214,460     1,006,870       396,986       752,466             0     7,219,235
  Transfers from ESOP                              334,063        55,454        53,836        75,926             0       722,038
                                              ------------- ------------- ------------- ------------- ------------- -------------
    Total contributions                         13,464,367     6,499,206     3,531,776    55,023,139             0   117,788,524
                                              ------------- ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                          0             0             0             0     1,668,598     1,668,598
  Interest on guaranteed investment contracts    7,160,055             0             0             0             0     7,160,055
  Dividends on common stock                              0             0             0       456,852             0       456,852
  Net gain on disposition of assets                      0             0             0     2,798,630             0     2,798,630
  Unrealized appreciation of assets                      0             0             0    66,162,577             0    66,162,577
  Net gain from registered investment
    companies                                            0     5,545,511     1,701,843             0             0    53,739,295
                                              ------------- ------------- ------------- ------------- ------------- -------------
     Total earnings on investments               7,160,055     5,545,511     1,701,843    69,418,059     1,668,598   131,986,007
                                              ------------- ------------- ------------- ------------- ------------- -------------
Total additions                                 20,624,422    12,044,717     5,233,619   124,441,198     1,668,598   249,774,531

DEDUCTIONS
- ----------
Participant benefit payments                     8,079,761       722,038       558,121    14,459,032     1,480,795    33,835,282

Fees                                                28,684         3,424         2,619        34,554             0       109,002
                                              ------------- ------------- ------------- ------------- ------------- -------------
Net increase                                    12,515,977    11,319,255     4,672,879   109,947,612       187,803   215,830,247

Transfers from (to):
  Other master trust investment accounts        (5,022,366)   12,473,352    14,416,962    (8,937,210)            0             0
  Net loans                                     (1,493,070)       40,952        14,617      (791,294)    4,308,854             0
  Western Union International Collectively
    Bargained Plan                                  40,298             0             0        39,706         9,350       128,838

Net assets available for benefits, at
  beginning of year                            100,003,263     4,618,013             0   146,374,013    15,941,326   385,663,189
                                              ------------- ------------- ------------- ------------- ------------- -------------
Net assets available for benefits, at
  end of year                                 $106,044,102  $ 28,451,572  $ 19,104,458  $246,632,827  $ 20,447,333  $601,622,274
                                              ============= ============= ============= ============= ============= =============


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
ADDITIONS                                       ----------- ----------- ----------- ------------ ----------- ---------
- --------
Contributions:
  Participants                                  $2,783,794  $1,612,533  $  790,928  $ 8,365,101  $  675,924  $157,084
  Non-cash employer                                      0           0           0            0           0         0
  Rollovers                                      1,024,708   1,186,247     768,095      662,500     807,794   164,611
  Non-cash supplemental                                  0           0           0            0           0         0
  Transfers from ESOP                               12,329      11,688       4,728       10,332       9,873     2,130
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions                          3,820,831   2,810,468   1,563,751    9,037,933   1,493,591   323,825
                                                ----------- ----------- ----------- ------------ ----------- ---------
Earnings on investments:
  Interest on participant loans                          0           0           0            0           0         0
  Interest on guaranteed investment contracts            0           0           0            0           0         0
  Dividends on common stock                              0           0           0            0           0         0
  Net (loss) on disposition of assets                    0           0           0            0           0         0
  Unrealized (depreciation) of assets                    0           0           0            0           0         0
  Net (loss) gain from registered investment
    companies                                      (40,315)      5,979       9,607      457,771      15,906     1,297
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total (losses) earnings on investments         (40,315)      5,979       9,607      457,771      15,906     1,297
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total additions                                  3,780,516   2,816,447   1,573,358    9,495,704   1,509,497   325,122

DEDUCTIONS
- ----------

Participant benefit payments                        78,712      20,896      18,709    1,051,210      13,612     2,227
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net increase                                     3,701,804   2,795,551   1,554,649    8,444,494   1,495,885   322,895

Transfers from (to):
  Other master trust investment accounts         2,788,105     813,772     362,821   (3,044,215)    470,858   115,520
  Net loans                                        (42,621)    (84,664)    (45,987)  (1,114,907)    (54,422)   (7,588)
  Western Union International Collectively
    Bargained Plan                                       0           0           0       11,486           0         0

Net assets available for benefits, at
  beginning of year                                      0           0           0   31,770,841           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net assets available for benefits, at
  end of year                                   $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
ADDITIONS                                      --------- ------------ ------------- ---------- ------------ ------------
- ---------
Contributions:
  Participants                                 $340,241  $15,026,938  $    276,157  $ 168,550  $    88,997  $ 1,288,038
  Non-cash employer                                   0            0             0          0            0            0
  Rollovers                                     437,051    1,549,601       317,076    205,946       74,972      642,623
  Non-cash supplemental                               0            0             0          0            0            0
  Transfers from ESOP                             8,388       10,763         1,250      4,509        9,392        5,501
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contribution                          785,680   16,587,302       594,483    379,005      173,361    1,936,162
                                               --------- ------------ ------------- ---------- ------------ ------------
Earnings on investments:
  Interest on participant loans                       0            0             0          0            0            0
  Interest on guaranteed investment contracts         0            0             0          0            0            0
  Dividends on common stock                           0            0             0          0            0            0
  Net (loss) on disposition of assets                 0            0             0          0            0            0
  Unrealized (depreciation) of assets                 0            0             0          0            0            0
  Net (loss) gain from registered investment
    companies                                     3,250      590,284        (2,103)   (10,943)      (5,915)     242,285
                                               --------- ------------ ------------- ---------- ------------ ------------
     Total (losses) earnings on investments       3,250      590,284        (2,103)   (10,943)      (5,915)     242,285
                                               --------- ------------ ------------- ---------- ------------ ------------
Total additions                                 788,930   17,177,586       592,380    368,062      167,446    2,178,447

DEDUCTIONS
- ----------

Participant benefit payments                      7,118    1,885,218         3,112      3,332          264       20,806
                                               --------- ------------ ------------- ---------- ------------ ------------
Net increase                                    781,812   15,292,368       589,268    364,730      167,182    2,157,641

Transfers from (to):
  Other master trust investment accounts        237,960   (2,989,223)      137,008     71,319       50,580      914,427
  Net loans                                     (31,698)  (1,955,198)      (12,142)   (19,935)      (4,202)     (28,976)
  Western Union International Collectively
    Bargained Plan                                    0        9,774             0          0            0            0

Net assets available for benefits, at
  beginning of year                                   0   52,376,259             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Net assets available for benefits, at
  end of year                                  $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                   Putnam       Stable        Putnam          MCI
                                                 Diversified     Asset          New         Common     Participant
                                                   Income        Fund      Opportunities     Stock        Loans         Total
ADDITIONS                                        ----------- ------------- ------------- ------------- ------------ -------------
- ---------
Contributions:
  Participants                                   $  109,922  $ 12,963,883  $  1,669,859  $ 15,866,347  $         0  $ 62,184,296
  Non-cash employer                                       0             0             0    34,411,079            0    34,411,079
  Rollovers                                          45,952     2,679,107     1,181,940     1,237,619            0    13,385,842
  Non-cash supplemental                                   0             0             0    20,000,002            0    20,000,002
  Transfers from ESOP                                 2,252        11,732         6,156        52,082            0       163,105
                                                ----------- ------------- ------------- ------------- ------------ -------------
  Total contributions                               558,126    15,654,722     2,857,955    71,567,129            0   130,144,324
                                                ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                           0             0             0             0      761,327       761,327
  Interest on guaranteed investment contracts             0     6,131,620             0             0            0     6,131,620
  Dividends on common stock                               0             0             0       339,260            0       339,260
  Net (loss) on disposition of assets                     0             0             0    (1,417,410)           0    (1,417,410)
  Unrealized (depreciation) of assets                     0             0             0   (63,481,865)           0   (63,481,865)
  Net (loss) gain from registered investment
    companies                                        (6,865)            0       315,778             0            0     1,576,016
                                                 ----------- ------------- ------------- ------------- ------------ -------------
     Total (losses) earnings on investments          (6,865)    6,131,620       315,778   (64,560,015)     761,327   (56,091,052)
                                                 ----------- ------------- ------------- ------------- ------------ -------------
Total additions                                     551,261    21,786,342     3,173,733     7,007,114      761,327    74,053,272

DEDUCTIONS
- ----------

Participant benefit payments                          2,643     4,605,500        32,954     6,509,482      723,204    14,978,999
                                                 ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                        548,618    17,180,842     3,140,779       497,632       38,123    59,074,273

Transfers from (to):
  Other master trust investment accounts           (169,241)   (4,322,644)    1,573,958     2,988,995            0             0
  Net loans                                         (16,034)   (3,204,872)      (96,724)   (2,069,439)   8,791,674         2,265
  Western Union International Collectively
    Bargained Plan                                        0        44,413             0        42,169        3,279       111,121

Net assets available for benefits, at
  beginning of year                                       0    90,305,524             0   144,914,656    7,108,250   326,475,530
                                                 ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                    $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                                 =========== ============= ============= ============= ============ =============


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                                SCHEDULE OF MASTER TRUST PARTICIPATION



                                     Current Value of Interest                        Year Ended December 31, 1995
                                   ----------------------------- -------------------------------------------------------------------
                                                                                 Participant
                                   December 31,   December 31,                     Benefit                                   Net
Investment Account Interest:           1995          1994       Contributions     Payments    Net Loans  Net Transfers  Appreciation
                                  -------------  -------------  -------------- ------------- ---------- ------------- --------------

EuroPacific Growth Fund           $   1,880,771  $     701,182  $     925,935  $    (77,958) $   (3,588) $    184,407  $     150,793
Putnam Balanced Fund                          0        387,070        232,115       (13,412)       (583)     (688,617)        83,427
Scudder Income Fund                           0        191,173        102,253       (12,000)        175      (306,105)        24,504
Dreyfus S&P 500 Stock Index           6,770,327      4,297,912      1,505,194      (378,880)   (160,142)     (186,864)     1,693,107
Putnam Growth & Income                        0        211,480        177,871       (12,245)      1,337      (427,315)        48,872
Putnam Investors Fund                         0         31,799         42,196          (953)     (3,605)      (78,811)         9,374
Putnam Vista Fund                             0         82,784         44,259        (4,415)     (6,483)     (139,194)        23,049
Putnam Voyager Fund                   8,389,856      4,522,863      2,680,150      (559,718)   (160,459)     (171,376)     2,078,396
Putnam Convertible Income-Growth              0         48,238         45,124        (1,211)     (6,696)      (96,014)        10,559
Putnam High Yield Advantage                   0         38,797         19,476        (1,757)        112       (61,518)         4,890
Putnam Global Gov't Income                    0         17,606         11,784          (232)        214       (31,108)         1,736
Putnam OTC Emerging Growth                    0        240,712        176,064       (10,569)    (17,907)     (447,783)        59,483
Putnam Diversified Income                     0         47,782         16,064        (1,155)      1,624       (69,944)         5,629
Stable Asset Fund                    10,052,165     10,363,043      2,233,456    (1,678,303)   (313,848)   (1,268,413)       716,230
Putnam New Opportunities              3,303,794        378,066      1,134,669       (78,294)    (17,271)    1,292,857        593,767
Putnam Balanced Retirement            2,304,389              0        622,136       (77,948)    (23,226)    1,582,643        200,784
MCI Common Stock                     28,615,233     14,717,341      9,213,863    (3,070,129)   (184,305)   (1,476,531)     9,414,994
Participant Loans
 (interest rates range 7% - 11%)      2,478,258      1,824,499              0      (326,895)    894,651       (74,172)       160,175
                                  -------------- -------------- -------------- ------------- ----------- ------------- -------------
       Total                      $  63,794,793  $  38,102,347  $  19,182,609  $ (6,306,074) $        0  $ (2,463,858) $  15,279,769
                                  ============== ============== ============== ============= =========== ============= =============

NOTE 4 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The allocation of net assets available for benefits and the changes in net assets among the Plan's investment funds for the years ended December 31, 1995 and 1994 are presented on the following pages.


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1995



                                                          EuroPacific   Dreyfus      Putnam        Stable
                                                            Growth      S&P 500      Voyager        Asset
                                                             Fund     Stock Index      Fund         Fund
                                                         ------------ ------------ ------------ -------------
              ASSETS
              ------

Contribution receivables:
  Employee                                               $    14,237  $    22,898  $    46,507  $     40,196
  Employer                                                         0            0            0             0
Other receivables                                             32,425       40,872        1,314           140
                                                         ------------ ------------ ------------ -------------
    Total receivables                                         46,662       63,770       47,821        40,336

Non-interest bearing cash                                        209        8,383        6,936        13,705

Investments, at fair value:
  Common stock                                                     0            0            0             0
  Common/collective trusts                                         2        1,445          133       150,186
  Registered investment companies                          1,866,323    6,772,946*   8,415,511*            0
  Participant loans                                                0            0            0             0

Investments, at contract value:
  Value of guaranteed investment contracts                         0            0            0     9,850,316*
                                                         ------------ ------------ ------------ -------------
Total assets                                               1,913,196    6,846,544    8,470,401    10,054,543
                                                         ------------ ------------ ------------ -------------

            LIABILITIES
            -----------

Operating payables                                            32,425       76,217       80,545         2,378
                                                         ------------ ------------ ------------ -------------

Net assets available for benefits                        $ 1,880,771  $ 6,770,327  $ 8,389,856  $ 10,052,165
                                                         ============ ============ ============ =============



*  Investment represents 5% or more of the Trust's net assets.


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1995



                                                       Putnam        Putnam        MCI
                                                        New         Balanced      Common     Participant
                                                   Opportunities   Retirement      Stock        Loans         Total
                                                   ------------- ------------- ------------- ------------ -------------
              ASSETS
              ------

Contribution receivables:
  Employee                                         $     26,865  $     19,313  $     51,920  $         0  $    221,936
  Employer                                                    0             0       126,693            0       126,693
Other receivables                                           141        19,567             7            0        94,466
                                                   ------------- ------------- ------------- ------------ -------------
    Total receivables                                    27,006        38,880       178,620            0       443,095

Non-interest bearing cash                                     0             0             0            0        29,233

Investments, at fair value:
  Common stock                                                0             0    28,434,032*           0    28,434,032
  Common/collective trusts                                  162           146         2,581            0       154,655
  Registered investment companies                     3,281,035*    2,291,462             0            0    22,627,277
  Participant loans                                           0             0             0    2,478,258     2,478,258

Investments, at contract value:
  Value of guaranteed investment contracts                    0             0             0            0     9,850,316
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                          3,308,203     2,330,488    28,615,233    2,478,258    64,016,866
                                                   ------------- ------------- ------------- ------------ -------------

            LIABILITIES
            -----------

Operating payables                                        4,409        26,099             0            0       222,073
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $  3,303,794  $  2,304,389  $ 28,615,233  $ 2,478,258  $ 63,794,793
                                                   ============= ============= ============= ============ =============



*  Investment represents 5% or more of the Trust's net assets.


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994



                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
                                                ----------- ----------- ----------- ------------ ----------- ---------
              ASSETS
              ------

Contribution receivables:
  Employee                                      $   10,921  $    6,530  $    3,005  $    21,810  $    2,677  $    640
  Employer                                               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contribution receivables                  10,921       6,530       3,005       21,810       2,677       640


Other receivables                                    3,554       1,018          48       10,036          19         0

Investments, at fair value:
  Common stock                                           0           0           0            0           0         0
  Common/collective trusts                               0           0           0           15           0         0
  Registered investment companies                  686,707     379,522     188,120    4,266,051*    208,784    31,159
  Participant loans                                      0           0           0            0           0         0

Investments, at contract value:
  Value of guaranteed investment contracts               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total assets                                       701,182     387,070     191,173    4,297,912     211,480    31,799
                                                ----------- ----------- ----------- ------------ ----------- ---------

            LIABILITIES
            -----------

Operating payables                                       0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------

Net assets available for benefits               $  701,182  $  387,070  $  191,173  $ 4,297,912  $  211,480  $ 31,799
                                                =========== =========== =========== ============ =========== =========



*  Investment represents 5% or more of the Trust's net assets.


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994



                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
                                               --------- ------------ ------------- ---------- ------------ ------------
              ASSETS
              ------

Contribution receivables:
  Employee                                     $  1,016  $    33,483  $        916  $     460  $       407  $     3,470
  Employer                                            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contribution receivables                1,016       33,483           916        460          407        3,470


Other receivables                                     0        9,988            83         57            0           84

Investments, at fair value:
  Common stock                                        0            0             0          0            0            0
  Common/collective trusts                            0          114             0          0            0            0
  Registered investment companies                81,768    4,479,278*       47,239     38,280       17,199      237,158
  Participant loans                                   0            0             0          0            0            0

Investments, at contract value:
  Value of guaranteed investment contracts            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Total assets                                     82,784    4,522,863        48,238     38,797       17,606      240,712
                                               --------- ------------ ------------- ---------- ------------ ------------

            LIABILITIES
            -----------

Operating payables                                    0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------

Net assets available for benefits              $ 82,784  $ 4,522,863  $     48,238  $  38,797  $    17,606  $   240,712
                                               ========= ============ ============= ========== ============ ============


*  Investment represents 5% or more of the Trust's net assets.


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994



                                         Putnam       Stable        Putnam          MCI
                                       Diversified     Asset          New         Common     Participant
                                         Income        Fund      Opportunities     Stock        Loans         Total
                                       ----------- ------------- ------------- ------------- ------------ -------------
              ASSETS
              ------

Contribution receivables:
  Employee                             $      344  $     50,801  $      2,896  $     58,178  $         0  $    197,554
  Employer                                      0             0             0       117,255            0       117,255
                                       ----------- ------------- ------------- ------------- ------------ -------------
    Total contribution receivables            344        50,801         2,896       175,433            0       314,809


Other receivables                               0           196             0             1            0        25,084

Investments, at fair value:
  Common stock                                  0             0             0    14,541,466*           0    14,541,466
  Common/collective trusts                      0       145,682             0           441            0       146,252
  Registered investment companies          47,438             0       379,389             0            0    11,088,092
  Participant loans                             0             0             0             0    1,824,499     1,824,499

Investments, at contract value:
  Value of guaranteed investment contracts      0    10,166,364*            0             0            0    10,166,364
                                       ----------- ------------- ------------- ------------- ------------ -------------
Total assets                               47,782    10,363,043       382,285    14,717,341    1,824,499    38,106,566
                                       ----------- ------------- ------------- ------------- ------------ -------------

            LIABILITIES
            -----------

Operating payables                              0             0         4,219             0            0         4,219
                                       ----------- ------------- ------------- ------------- ------------ -------------

Net assets available for benefits      $   47,782  $ 10,363,043  $    378,066  $ 14,717,341  $ 1,824,499  $ 38,102,347
                                       =========== ============= ============= ============= ============ =============



*  Investment represents 5% or more of the Trust's net assets.


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                EuroPacific    Putnam     Scudder     Dreyfus     Putnam    Putnam    Putnam
                                                  Growth      Balanced    Income      S&P 500    Growth &  Investors   Vista
                                                   Fund         Fund       Fund     Stock Index   Income     Fund      Fund
ADDITIONS                                       ------------ ---------- ---------- ------------ ---------- --------- ---------
- ---------
Contributions:
  Participants                                  $   861,411  $ 212,801  $  93,432  $ 1,393,296  $ 120,271  $ 21,358  $ 31,981
  Non-cash employer                                       0          0          0            0          0         0         0
  Rollovers                                          64,524     19,314      8,821      111,898     57,600    20,838    12,278
                                                ------------ ---------- ---------- ------------ ---------- --------- --------
    Total contributions                             925,935    232,115    102,253    1,505,194    177,871    42,196    44,259
                                                ------------ ---------- ---------- ------------ ---------- --------- --------
Earnings on investments:
  Interest on participant loans                           0          0          0            0          0         0         0
  Interest on guaranteed investment contracts             0          0          0            0          0         0         0
  Dividends on common stock                               0          0          0            0          0         0         0
  Net gain on disposition of assets                       0          0          0            0          0         0         0
  Unrealized appreciation of assets                       0          0          0            0          0         0         0
  Net gain from registered investment
    companies                                       150,793     83,427     24,504    1,693,107     48,872     9,374    23,049
                                                ------------ ---------- ---------- ------------ ---------- --------- ---------
    Total earnings on investments                   150,793     83,427     24,504    1,693,107     48,872     9,374    23,049
                                                ------------ ---------- ---------- ------------ ---------- --------- ---------
Total additions                                   1,076,728    315,542    126,757    3,198,301    226,743    51,570    67,308

DEDUCTIONS
- ----------

Participant benefit payments                         77,162     13,218     11,926      375,544     12,182       918      4,390

Fees                                                    796        194         74        3,336         63        35         25
                                                ------------ ---------- ---------- ------------ ---------- --------- ----------
Net increase                                        998,770    302,130    114,757    2,819,421    214,498    50,617     62,893

Transfers from (to):
  Other master trust investment accounts            268,344   (668,271)  (305,922)     177,693   (422,194)  (79,717)  (183,632)
  Net loans                                          (3,588)      (583)       175     (160,142)     1,337    (3,605)    (6,483)
  MCI Communications Retirement Savings Plan        (83,937)   (20,346)      (183)    (364,557)    (5,121)      906     44,438

Net assets available for benefits, at
  beginning of year                                 701,182    387,070    191,173    4,297,912    211,480    31,799     82,784
                                                ------------ ---------- ---------- ------------ ---------- --------- ----------
Net assets available for benefits, at
  end of year                                   $ 1,880,771  $       0  $       0  $ 6,770,327  $       0  $      0  $       0
                                                ============ ========== ========== ============ ========== ========= ==========


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                Putnam       Putnam       Putnam      Putnam       Putnam      Putnam
                                                Voyager    Convertible  High Yield Global Gov't OTC Emerging Diversified
                                                 Fund     Income-Growth  Advantage    Income       Growth      Income
ADDITIONS                                    ------------ ------------- ---------- ------------ ------------ -----------
- ---------
Contributions:
  Participants                               $ 2,526,517  $     32,195  $  19,476  $    11,784  $   141,209  $   16,064
  Non-cash employer                                    0             0          0            0            0           0
  Rollovers                                      153,633        12,929          0            0       34,855           0
                                             ------------ ------------- ---------- ------------ ------------ -----------
    Total contributions                        2,680,150        45,124     19,476       11,784      176,064      16,064
                                             ------------ ------------- ---------- ------------ ------------ -----------
Earnings on investments:
  Interest on participant loans                        0             0          0            0            0           0
  Interest on guaranteed investment contracts          0             0          0            0            0           0
  Dividends on common stock                            0             0          0            0            0           0
  Net gain on disposition of assets                    0             0          0            0            0           0
  Unrealized appreciation of assets                    0             0          0            0            0           0
  Net gain from registered investment
    companies                                  2,078,396        10,559      4,890        1,736       59,483       5,629
                                              ----------- ------------- ---------- ------------ ------------ -----------
     Total earnings on investments             2,078,396        10,559      4,890        1,736       59,483       5,629
                                              ----------- ------------- ---------- ------------ ------------ -----------
Total additions                                4,758,546        55,683     24,366       13,520      235,547      21,693

DEDUCTIONS
- ----------

Participant benefit payments                     555,050         1,186      1,729          225       10,443       1,144

Fees                                               4,668            25         28            7          126          11
                                              ----------- ------------- ---------- ------------ ------------ -----------
Net increase                                   4,198,828        54,472     22,609       13,288      224,978      20,538

Transfers from (to):
  Other master trust investment accounts         257,303       (94,894)   (62,109)     (30,662)    (458,898)    (69,446)
  Net loans                                     (160,459)       (6,696)       112          214      (17,907)      1,624
  MCI Communications Retirement Savings Plan    (428,679)       (1,120)       591         (446)      11,115        (498)

Net assets available for benefits, at
  beginning of year                            4,522,863        48,238     38,797       17,606      240,712      47,782
                                             ------------ ------------- ---------- ------------ ------------ -----------
Net assets available for benefits, at
  end of year                                $ 8,389,856  $          0  $       0  $         0  $         0  $        0
                                             ============ ============= ========== ============ ============ ===========

                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                 Stable        Putnam        Putnam         MCI
                                                  Asset          New        Balanced      Common     Participant
                                                  Fund      Opportunities  Retirement      Stock        Loans         Total
ADDITIONS                                     ------------- ------------- ------------ ------------- ------------ -------------
- ---------
Contributions:
  Participants                                $  2,147,967  $    972,447  $   589,048  $  2,590,831  $         0  $ 11,782,088
  Non-cash employer                                      0             0            0     6,565,128            0     6,565,128
  Rollovers                                         85,489       162,222       33,088        57,904            0       835,393
                                              ------------- ------------- ------------ ------------- ------------ -------------
    Total contributions                          2,233,456     1,134,669      622,136     9,213,863            0    19,182,609
                                              ------------- ------------- ------------ ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                          0             0            0             0      160,175       160,175
  Interest on guaranteed investment contracts      716,230             0            0             0            0       716,230
  Dividends on common stock                              0             0            0        57,302            0        57,302
  Net gain on disposition of assets                      0             0            0       574,244            0       574,244
  Unrealized appreciation of assets                      0             0            0     8,783,448            0     8,783,448
  Net gain from registered investment
    companies                                            0       593,767      200,784             0            0     4,988,370
                                              ------------- ------------- ------------ ------------- ------------ -------------
     Total earnings on investments                 716,230       593,767      200,784     9,414,994      160,175    15,279,769
                                              ------------- ------------- ------------ ------------- ------------ -------------
Total additions                                  2,949,686     1,728,436      822,920    18,628,857      160,175    34,462,378

DEDUCTIONS
- ----------

Participant benefit payments                     1,670,191        77,493       77,257     3,060,627      326,895     6,277,580

Fees                                                 8,112           801          691         9,502            0        28,494
                                              ------------- ------------- ------------ ------------- ------------ -------------
Net increase                                     1,271,383     1,650,142      744,972    15,558,728     (166,720)   28,156,304

Transfers from (to):
  Other master trust investment accounts          (861,070)    1,361,740    1,626,852      (455,117)           0             0
  Net loans                                       (313,848)      (17,271)     (23,226)     (184,305)     894,651             0
  MCI Communications Retirement Savings Plan      (407,343)      (68,883)     (44,209)   (1,021,414)     (74,172)   (2,463,858)

Net assets available for benefits, at
  beginning of year                             10,363,043       378,066            0    14,717,341    1,824,499    38,102,347
                                              ------------- ------------- ------------ ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                 $ 10,052,165  $  3,303,794  $ 2,304,389  $ 28,615,233  $ 2,478,258  $ 63,794,793
                                              ============= ============= ============ ============= ============ =============

                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
ADDITIONS                                       ----------- ----------- ----------- ------------ ----------- ---------
- ---------
Contributions:
  Participants                                  $  395,022  $  239,537  $  115,919  $ 1,340,969  $   96,313  $ 20,287
  Non-cash employer                                      0           0           0            0           0         0
  Rollovers                                         41,810      64,885      73,515       22,977      42,639       743
  Non-cash supplemental                                  0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions                            436,832     304,422     189,434    1,363,946     138,952    21,030
                                                ----------- ----------- ----------- ------------ ----------- ---------
Earnings on investments:
  Interest on participant loans                          0           0           0            0           0         0
  Interest on guaranteed investment contracts            0           0           0            0           0         0
  Dividends on common stock                              0           0           0            0           0         0
  Net (loss) on disposition of assets                    0           0           0            0           0         0
  Unrealized (depreciation) of assets                    0           0           0            0           0         0
  Net (loss) gain from registered investment
    companies                                       (6,211)        443       7,198      104,202        (204)      116
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total (losses) earnings on investments          (6,211)        443       7,198      104,202        (204)      116
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total additions                                    430,621     304,865     196,632    1,468,148     138,748    21,146

DEDUCTIONS
- ----------

Participant benefit payments                        11,756       3,010       1,939      145,042       1,701        79
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net increase                                       418,865     301,855     194,693    1,323,106     137,047    21,067

Transfers from (to):
  Other master trust investment accounts           274,580      68,267       8,051     (256,204)     80,675    10,856
  Net loans                                          1,372      (8,854)    (13,191)    (150,403)    (15,845)     (259)
  MCI Communications Retirement Savings Plan         6,365      25,802       1,620      495,018       9,603       135

Net assets available for benefits, at
  beginning of year                                      0           0           0    2,886,395           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net assets available for benefits, at
  end of year                                   $  701,182  $  387,070  $  191,173  $ 4,297,912  $  211,480  $ 31,799
                                                =========== =========== =========== ============ =========== =========

                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
ADDITIONS                                      --------- ------------ ------------- ---------- ------------ ------------
- ---------
Contributions:
  Participants                                 $ 35,573  $ 2,109,536  $     35,019  $  23,147  $    14,071  $   152,836
  Non-cash employer                                   0            0             0          0            0            0
  Rollovers                                      10,049       57,503         8,283     11,515          621       17,426
  Non-cash supplemental                               0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contributions                          45,622    2,167,039        43,302     34,662       14,692      170,262
                                               --------- ------------ ------------- ---------- ------------ ------------
Earnings on investments:
  Interest on participant loans                       0            0             0          0            0            0
  Interest on guaranteed investment contracts         0            0             0          0            0            0
  Dividends on common stock                           0            0             0          0            0            0
  Net (loss) on disposition of assets                 0            0             0          0            0            0
  Unrealized (depreciation) of assets                 0            0             0          0            0            0
  Net (loss) gain from registered investment
    companies                                        62      158,864          (445)    (1,121)        (412)      20,226
                                               --------- ------------ ------------- ---------- ------------ ------------
     Total (losses) earnings on investments          62      158,864          (445)    (1,121)        (412)      20,226
                                               --------- ------------ ------------- ---------- ------------ ------------
Total additions                                  45,684    2,325,903        42,857     33,541       14,280      190,488

DEDUCTIONS
- ----------

Participant benefit payments                        104      170,409           123        655           26          588
                                               --------- ------------ ------------- ---------- ------------ ------------
Net increase                                     45,580    2,155,494        42,734     32,886       14,254      189,900

Transfers from (to):
  Other master trust investment accounts         29,496      (87,175)        3,974      6,978        3,026       42,546
  Net loans                                      (2,918)    (201,837)         (336)    (4,294)         400       (3,035)
  MCI Communications Retirement Savings Plan     10,626     (736,151)        1,866      3,227          (74)      11,301

Net assets available for benefits, at
  beginning of year                                   0    3,392,532             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Net assets available for benefits, at
  end of year                                  $ 82,784  $ 4,522,863  $     48,238  $  38,797  $    17,606  $   240,712
                                               ========= ============ ============= ========== ============ ============

                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam       Stable        Putnam          MCI
                                              Diversified     Asset          New         Common     Participant
                                                Income        Fund      Opportunities     Stock        Loans         Total
ADDITIONS                                     ----------- ------------- ------------- ------------- ------------ -------------
- ---------
Contributions:
  Participants                                $   15,698  $  2,533,429  $    211,166  $  2,938,224  $         0  $ 10,276,746
  Non-cash employer                                    0             0             0     5,878,160            0     5,878,160
  Rollovers                                       21,935       208,508        33,115        46,496            0       662,020
  Non-cash supplemental                                0             0             0     3,341,420            0     3,341,420
                                              ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions                           37,633     2,741,937       244,281    12,204,300            0    20,158,346
                                              ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                        0             0             0             0       79,370        79,370
  Interest on guaranteed investment contracts          0       539,178             0             0            0       539,178
  Dividends on common stock                            0             0             0        35,672            0        35,672
  Net (loss) on disposition of assets                  0             0             0      (171,694)           0      (171,694)
  Unrealized (depreciation) of assets                  0             0             0    (6,068,896)           0    (6,068,896)
  Net (loss) gain from registered investment
    companies                                     (2,069)            0        20,025             0            0       300,674
                                              ----------- ------------- ------------- ------------- ------------ -------------
     Total (losses) earnings on investments       (2,069)      539,178        20,025    (6,204,918)      79,370    (5,285,696)
                                              ----------- ------------- ------------- ------------- ------------ -------------
Total additions                                   35,564     3,281,115       264,306     5,999,382       79,370    14,872,650

DEDUCTIONS
- ----------

Participant benefit payments                          25       648,983         1,366       826,360       59,965     1,872,131
                                              ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                      35,539     2,632,132       262,940     5,173,022       19,405    13,000,519

Transfers from (to):
  Other master trust investment accounts          20,418      (485,000)      101,000       178,512            0             0
  Net loans                                       (8,660)     (582,405)       (2,313)     (183,656)   1,191,536        15,302
  MCI Communications Retirement Savings Plan         485    (1,104,535)       16,439    (1,826,228)     115,875    (2,968,626)

Net assets available for benefits, at
  beginning of year                                    0     9,902,851             0    11,375,691      497,683    28,055,152
                                              ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                 $   47,782  $ 10,363,043  $    378,066  $ 14,717,341  $ 1,824,499  $ 38,102,347
                                              =========== ============= ============= ============= ============ =============

NOTE 5 - PARTICIPANTS' ACCOUNTS

As of December 31, 1995 and 1994, the Plan held 1,089,037 and 793,127 shares of MCI Communications Corporation Common Stock at fair market values of $28,451,092 and $14,573,709, respectively. Of these shares, 295,130 and 283,770 were contributed by MCIT during the Plan years ended December 31, 1995 and 1994, respectively, as MCIT's matching contributions. As of December 31, 1995 and 1994, the Plan's benefit claims payable was $10,457,005 and $4,376,143, respectively, which includes 159,503 and 97,495 shares of MCI Communications Corporation Common Stock at fair market values of $4,167,016 and $1,791,471, respectively. Net assets include account balances of participants who have terminated from MCIT and have not received a distribution as of year end.


NOTE 6 - TRANSFER OF ASSETS TO (FROM) THE PLAN

During the years ended December 31, 1995 and 1994, certain participants transferred between the Plan and the RSP. During the years ended December 31, 1995 and 1994, assets valued at $2,463,858 and $2,968,626, respectively, including 47,040 and 75,651 shares of MCI Communications Corporation Common
Stock at a fair value of $1,021,414 and $1,826,228, respectively, were transferred to the RSP.


NOTE 7 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part I of the MCI Consumer Markets 401(k) & ESOP. The Plan, as amended through January 24, 1995, has been determined by letter dated January 31, 1996, by the IRS to be qualified under Section 401 of the Internal Revenue Code.


NOTE 8 - SUBSEQUENT EVENTS

Effective January 1, 1996, the MCI Consumer Markets 401(k) and Employee Stock Ownership Plan and the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) were restructured and renamed the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) for Non-Exempt Employees and the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) for Exempt Employees, respectively.

                                                                                               SCHEDULE I
                                           MCI COMMUNICATIONS CORPORATION
                                          DEFINED CONTRIBUTION MASTER TRUST
                             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  DECEMBER 31, 1995


                                                                                                    CURRENT
                                                                  NUMBER                                  VALUE AT
DESCRIPTION/ISSUER                                               OF SHARES            COST                12/31/95
- ------------------                                               ---------        ------------          ------------

LOANS TO PARTICIPANTS

     Participant loan accounts (rates range 7% - 11%)                              $         0          $ 20,447,333
                                                                                                        ------------

INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE

  *  Mellon Bank Temporary
       Investment Fund                                                               1,623,636             1,623,636
                                                                                                        ------------

INTEREST IN REGISTERED INVESTMENT
  COMPANIES

     EuroPacific Growth Fund                                       642,038          14,244,292            14,850,336
  *  Dreyfus S&P 500 Stock Index                                 4,368,801          46,527,543            58,410,869
  *  Putnam Voyager Fund                                         7,045,759          77,726,320           107,447,826
  *  Putnam New Opportunities                                      768,774          22,695,870            28,406,194
  *  Putnam Balanced Retirement                                  1,894,828          18,081,275            19,099,867
                                                                                                        ------------
     Total investment in registered
       investment companies                                                                              228,215,092
                                                                                                        ------------

GUARANTEED INVESTMENT CONTRACTS **

  Stable Asset Fund

     Aetna Life Insurance (6.63% Matures 6/30/00)                                   19,041,899            19,041,899
     Allstate Life Insurance Company (5.90% Matures 7/1/98)                          6,113,549             6,113,549
     John Hancock Mutual Life Insurance (8.05% Matures 6/30/99)                     13,198,728            13,198,728
     Metropolitan Life Insurance (8.96% Matures 6/30/96)                            13,623,754            13,623,754
     New York Life Insurance (6.82% Matures 3/31/98)                                 8,281,679             8,281,679
     New York Life Insurance (8.08% Matures 12/31/99)                                5,369,604             5,369,604
     Peoples Security Insurance Company (5.72% Matures 12/31/98)                     7,400,229             7,400,229
     Peoples Security Insurance Company (5.86% Matures 3/31/98)                      5,219,396             5,219,396
     Principal Mutual Life Insurance (9.10% Matures 12/31/96)                       14,445,534            14,445,534
     Prudential Life Insurance (7.00% Matures 9/30/98)                               5,634,458             5,634,458
     TransAmerica Life Insurance (5.60% Matures 6/30/95)                             3,426,163             3,426,163
     TransAmerica Life Insurance (7.25% Matures 12/31/98)                            2,543,520             2,543,520
                                                                                                        ------------
     Total guaranteed investment contracts                                                               104,298,513
                                                                                                        ------------

COMMON STOCK

  *  MCI Communications Corporation                              9,432,797         192,744,114           246,431,822
                                                                                                        ------------

     TOTAL INVESTMENTS                                                                                  $601,016,396
                                                                                                        ============

  *  Denotes a party-in-interest

  ** Current value is considered to be contract value.

                                                                                                                       SCHEDULE II
                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

Transactions or series of transactions exceeding 5% of the beginning fair values of master trust assets for the plan year January 1, 1995 to December 31, 1995 are considered reportable transactions. Fair value at January 1, 1995 is $385,673,168. Five percent (5%) of fair value is $19,283,658.

Identity                                                                   Expense                        Current
   of                                                                      incurred                    value of asset
  party                              Purchase         Selling     Lease      with          Cost of     on transaction  Net gain
involved    Description of asset       price           price      rental  transaction       asset           date       or (loss)
- --------  -----------------------  --------------  -------------  ------  -----------  --------------  --------------  ---------

        * Putnam Voyager Fund      $ 24,770,442                                         $ 24,770,442    $ 24,770,442  $        0
                                  (163 purchases)
        * Putnam Voyager Fund                      $  8,062,112                         $  6,053,278    $  8,062,112  $2,008,834
                                                     (91 sales)
        * Putnam Balanced
            Retirement Fund        $ 18,693,949                                         $ 18,693,949    $ 18,693,949  $        0
                                  (107 purchases)
        * Putnam Balanced
            Retirement Fund                        $  1,128,683                         $  1,102,082    $  1,128,683  $   26,601
                                                     (44 sales)
        * Putnam New Opportunities $ 18,923,692                                         $ 18,923,692    $ 18,923,692  $        0
                                   (210 purchases)
        * Putnam New Opportunities                 $    665,047                         $    565,914    $    665,047  $   99,133
                                                      (42 sales)
          Stable Asset Fund        $ 10,425,000                                         $ 10,425,000    $ 10,425,000  $        0
                                   (6 purchases)
          Stable Asset Fund                        $ 11,853,080                         $ 11,853,080    $ 11,853,080  $        0
                                                      (6 sales)
        *  Mellon Bank Temporary                   $ 20,088,862                         $ 20,088,862    $ 20,088,862  $        0
            Investment Fund                         (135 sales)

   *  Denotes a party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Consumer Markets 401(k) & ESOP has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          MCI CONSUMER MARKETS 401(k) -
                           PART I OF THE MCI CONSUMER
                              MARKETS 401(k) & ESOP


Date:  June 28, 1996                      By: David M. Case
                                              ------------------------------
                                              David M. Case
                                              Vice President
                                              MCI Telecommunications Corporation